

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 17, 2009

VIA USMAIL and FAX (214) 871-7139

Mr. Roy Thomas
General Agent, Chief Executive Officer and Secretary
Texas Pacific Land Trust
1700 Pacific Avenue, Suite 2770
Dallas, Texas 75201

> **Re:** **Texas Pacific Land Trust**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/16/2009**
> **File No. 001-00737**

Dear Mr. Thomas:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief